Exhibit 99.2

NEWS RELEASE for March 6, 2007

Contact:
Investor Relations/ Financial Media:	Company:
Capital Link, Inc.	Oceanaut, Inc.
Nicolas Bornozis	Christopher Georgakis
President	President & Chief Executive Officer
230 Park Avenue	Oceanaut, Inc.
Suite 1536	17th Km National Road Athens-Lamia &
New York, NY 10169	Finikos Street
Tel. (212) 661-7566	145 64 Nea Kifisia
Athens, Greece
E-mail: nbornozis@capitallink.com	Tel: 011-30-210-62-09-520
www.capitallink.com	Fax: 011-30-210-62-09-528

E-Mail: info@oceanautinc.com
www.oceanautinc.com

OCEANAUT, INC.

COMPLETES INITIAL PUBLIC OFFERING

Athens, Greece—March 6, 2007 – Oceanaut Inc., (AMEX: OKN.U; the “Company”) today announced that it has completed its initial public offering of 18,750,000 units at an offering price of $8.00 per unit. Prior to the closing of the public offering, the Company consummated a private placement of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant to its sponsor, Excel Maritime Carriers Ltd. (NYSE:EXM). Each unit issued in the initial public offering and the private placement consists of one share of the Company’s common stock and one warrant to purchase one share of common stock. The initial public offering and the private placement generated gross proceeds in an aggregate of $161,000,000 to the Company.

Citigroup Global Markets Inc. acted as the sole bookrunning manager and Maxim Group LLC acted as co-manager of the initial public offering. The offering is being made only by means of a prospectus, copies of which may be obtained from Citigroup Corporate and Investment Banking, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220.

A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission on March 1, 2007. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of the Company, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About Oceanaut, Inc.

Oceanaut, Inc. (AMEX: OKN.U) is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.